December 19, 2014

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re:          Dolphin Digital Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013, Filed August 15, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014, Filed August 21, 2014
File No. 000-50621

Dear Mr. Spirgel:

In response to the letter of the Staff of the Securities and Exchange Commission dated December 5, 2014 and per my conversation with William Mastrianna we hereby advise you that we will be able to respond to comments by January 7, 2015.

Should you have any questions, please do not hesitate to contact me.

Best regards,

/s/Mirta A Negrini

Mirta A Negrini
Chief Financial and Operating Officer